FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 July 2008

HSBC BANK
CANADA
SECOND QUARTER 2008 RESULTS* -
HIGHLIGHTS

  Net income attributable to common shares was C$142 million for the quarter ended 30 June 2008, an increase of 5.2 per cent over the quarter ended 30 June 2007.

  Net income attributable to common shares was C$297 million for the half-year ended 30 June 2008, an increase of 8.4 per cent over the same period in 2007.

  Return on average common equity was 18.9 per cent for the quarter ended 30 June 2008 and 19.9 per cent for the half-year ended 30 June 2008 compared with 20.7 per cent and 21.4 per cent respectively for the same periods in 2007.

  The cost efficiency ratio was 52.7 per cent for the quarter ended 30 June 2008 and 50.7 per cent for the half-year ended 30 June 2008 compared with 51.2 per cent and 51.7 per cent respectively for the same periods in 2007.

  Total assets were C$67.4 billion at 30 June 2008 compared with C$61.2 billion at 30 June 2007.

  Total funds under management were C$27.1 billion at 30 June 2008 compared with C$25.8 billion at 30 June 2007.

* Results are prepared in accordance with Canadian generally accepted accounting principles.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank
Canada
 recorded net income attributable to common shares of C$142 million for the quarter ended 30 June 2008, an increase of C$7 million, or 5.2 per cent, from C$135 million for the second quarter of 2007. Net income attributable to common shares for the first half of 2008 was C$297 million compared with C$274 million
for the same period in 2007
,
 an increase of C$23 million or 8.4 per cent.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "HSBC Bank
Canada
's results for the second quarter were in line with expectations in a difficult environment for banks in
Canada
 and worldwide. Falling
market interest rates adversely impacted our net interest margin and although our ongoing credit position continues to be stable overall, further increases in specific credit provisions also impacted reported earnings.

"However, our underlying business in
Canada
 remains strong and being part of the HSBC Group remains a significant advantage in times of uncertain market conditions. We will continue to pursue our strategy of growing our business by building on the international strengths of the HSBC Group with the aim of providing our customers with the financial products and services most suitable for their circumstances and we will strive to deliver a consistent level of excellent customer service throughout HSBC in
Canada
."

Net interest income

Net interest income of C$296 million for the quarter ended 30 June 2008 was C$11 million lower than C$307 million recorded in the same quarter of 2007. Average interest earning assets for the quarter were C$58.5 billion, 7.7 per cent higher than the same period in 2007. However, continuing competitive pressures and a challenging interest rate environment impacted the net interest margin, which decreased to 2.03 per cent for the quarter ended 30 June 2008 from 2.29 per cent for the same period in 2007. Since November 2007, a falling prime rate has resulted in reduced interest income on our floating rate loans without a corresponding reduction in interest expense as deposits re-priced less quickly. In addition, widening credit spreads experienced across the banking industry adversely impacted the cost of wholesale deposits.

Net interest income in the second quarter of 2008 was largely unchanged compared with the first quarter of 2008. Although average interest earning assets increased by C$0.8 billion compared to the first quarter of 2008, this was offset by a decrease in net interest margin from 2.08 per cent to 2.03 per cent.

On a year-to-date basis, net interest income was C$594 million which decreased marginally from C$601 million for the same period last year. Net interest income in 2008 benefited from continued growth in assets across all businesses, but a decrease in net interest margin to 2.06 per cent compared with 2.29 per cent in 2007 has more than offset the increase.

Non-interest revenue

Non-interest revenue was C$195 million for the second quarter of 2008 compared with C$177 million in the same quarter of 2007, an increase of C$18 million, or 10.2 per cent.
Securitisation income was C$12 million higher due to increased activity as well as increased income resulting from larger spreads on loans securitised as a result of falling interest rates. Trading revenues increased C$3 million compared to the same period last year primarily due to volatile foreign exchange and credit markets experienced in the first half of 2008. Deposit and payment service charges and credit fees were each higher due to continued business growth. These increases were partially offset by lower capital market fees in 2008 and a C$7 million reduction in gains on available-for-sale securities due to a gain recorded in the same period last year from the sale of part of the bank's shares in the Montreal Exchange.

Non-interest revenue decreased from the first quarter of 2008 by C$24 million, or 11.0 per cent. Trading income decreased by C$32 million from the prior quarter of which C$24 million was related to gains on certain debt obligations recorded at fair value as a result of widening credit spreads, while in the current quarter a small loss was recorded as credit spreads narrowed. In addition, trading revenues which had been very high in the first quarter due to volatile market activity were C$6 million lower in the second quarter.
Securitisation income also decreased by C$6 million compared to the first quarter of 2008, mainly due to lower spreads on loans securitised. These decreases were partially offset by a C$5 million increase in capital market fees due to increased business activity experienced in the second quarter of 2008 and a C$2 million increase in investment administration fees as funds under management grew. During the second quarter of 2008, C$2 million in gains on disposals of certain available-for-sale securities was also recognised.

On a year-to-date basis, non-interest revenue was C$414 million, C$52 million, or 14.4 per cent, higher compared with C$362 million for the same period last year. Trading revenues increased C$40 million as a result of volatile foreign exchange and credit markets experienced in the first half of 2008. It included a positive impact of C$18 million arising from changes in the amount of certain debt obligations recorded at fair value.
Securitisation
 income was C$29 million higher due to increased activity as well as higher gains on securitisation
s of loans arising from the effect of falling interest rates. Deposit and payment service charges, credit fees and investment administration fees were also higher due to continued business growth. These increases were partially offset by a reduction in capital market fees of C$12 million due to lower capital market activity in the first half of 2008 compared to the same period in 2007. In addition, gains on available-for-sale securities were C$24 million lower than in the same period last year due to gains recorded in the first half of 2007 from the sale of the bank's shares in the Montreal Exchange. Gains on other securities were C$7 million lower due to lower income from the bank's investment in private equity funds compared to 2007.

Non-interest expenses

Non-interest expenses were C$259 million for the second quarter of 2008 compared with C$248 million for the same quarter of 2007, an increase of C$11 million, or 4.4 per cent. The cost efficiency ratio was 52.7 per cent for the second quarter of 2008 compared to 51.2 per cent for the same period in 2007. Salary expenses grew reflecting increased staff levels as we expanded the branch network, the direct bank and the payments and cash management businesses. This was partially offset by lower variable compensation as a result of reductions in capital market revenue and lower pension and post retirement benefit costs. Premises and equipment expenses increased as a result of additional investments in IT and higher occupancy costs.

Non-interest expenses increased by C$7 million compared to the first quarter of 2008. Salaries and benefits were marginally higher with increased variable compensation arising from increased capital market fees which were offset by lower pension and benefit expenses. Premises and equipment expenses increased by C$3 million arising from increased IT costs and higher occupancy expenses as the bank continued to open new bra nches.

On a year-to-date basis, non-interest expenses were C$511 million compared with C$498 million for the same period last year, an increase of C$13 million, or 2.6 per cent. Salaries and benefits expenses were C$3 million higher due to an increased employee base, and increased benefit costs as a result of opening new branches. These were offset by lower variable compensation arising from lower capital market fees and lower pension costs. Premises costs increased by C$10 million due to increased costs from new branches as well as increases in IT costs. Other non-interest expenses were higher due to continued investments in the business, as well as higher customer transaction costs. The cost efficiency ratio of 50.7 per cent compared favourably with 51.7 per cent for the same period in 2007.

Credit quality and provision for credit losses

The provision for credit losses was C$25 million for the second quarter of 2008, compared with C$12 million in the second quarter of 2007, and C$25 million for the first quarter of 2008. On a year-to-date basis, the provision for credit losses was C$50 million, compared with C$22 million for the same period of 2007.

The credit environment deteriorated somewhat in the latter part of 2007 and quarterly provisions for the first half of 2008 were at a similar level to that experienced in the second half of 2007. An increase in retail provisions primarily related to auto loans and a specific provision relating to the commercial construction sector in the first half of 2008 resulted in an increase of C$28 million compared with the same period in 2007.

The same factors impacted movements in impaired credit exposures. Gross impaired credit facilities were C$290 million, C$24 million lower compared with 31 March 2008 and C$95 million higher compared with C$195 million at 30 June 2007. Total impaired credit facilities, net of specific allowances for credit losses, were C$194 million at 30 June 2008 compared with C$188 million at 31 December 2007 and C$141 million at 30 June 2007. Overall credit quality remains sound, reflecting prudent lending standards.

The general allowance for credit losses remained unchanged at C$269 million compared with 31 December 2007 and at 30 June 2007. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.78 per cent at 30 June 2008 compared with 0.79 per cent at 31 December 2007 and
 0.74 per cent at 30 June 2007.

Income taxes

The effective tax rate in the second quarter of 2008 was 26.3 per cent compared with 35.5 per cent in the second quarter of 2007 and 32.1 per cent in the first quarter of 2008. The lower tax rate in the quarter ended 30 June 2008 compared to the first quarter of 2008 was largely due to resolution of certain tax deductions from prior years.

Balance sheet

Total assets at 30 June 2008 were C$67.4 billion, an increase of C$4.5 billion from 31 December 2007, and C$6.2 billion from 30 June 2007. Commercial loans and bankers' acceptances increased by C$621 million from the end of 2007, as commercial activity continued to grow. Although residential mortgage originations increased, this was offset by C$1.9 billion in securitisation
s in 2008 resulting in a net decrease of about C$470 million. Consumer loans grew by C$1.6 billion, of which C$900 million related to part of the industry restructuring of certain non-bank ABCP conduits where the bank re-purchased personal loans previously securiti
s
ed. The securities portfolio and securities purchased under reverse repurchase arrangements increased by C$2.2 billion from 31 December 2007, improving the bank's liquidity position.

Total deposits increased by C$2.4 billion to C$51.3 billion at 30 June 2008 from C$48.9 billion at 31 December 2007 and were C$5.1 billion higher compared with C$46.2 billion at 30 June 2007. Personal deposits grew by C$1.2 billion over 31 December 2007 mainly driven by growth in High Rate and Direct Savings Accounts. In the same period commercial deposits also increased reflecting strong growth among our commercial clients, while wholesale deposits were relatively unchanged.

Total assets under administration

Funds under management were C$27.1 billion at 30 June 2008 compared with C$26.3 billion at 31 March 2008 and C$25.8 billion at 30 June 2007. Funds under management in the second quarter of 2008 benefited from strong investment sales, and increases in equity markets. Including custody and administration balances, total assets under administration were C$37.8 billion compared with C$37.3 billion at 31 March 2008 and C$34.8 billion at 30 June 2007.

Capital management and regulatory capital ratios

On 1 January 2008 the bank adopted a revised Basel Capital Framework commonly known as "Basel II" to comply with new regulations issued by the Office of the Superintendent of Financial Institutions Canada. The bank's tier 1 and overall capital ratios calculated in accordance with the new framework were 9.3 per cent and 11.5 per cent respectively, compared with 9.1 per cent for tier 1 and 11.3 per cent overall at 31 March 2008.

Capital
a
dequacy ratios calculated in accordance with the previous "
Basel
 I" framework were 8.8 per cent for tier 1 and 11.5 per cent overall at 30 June 2007. Further details of the bank's capital management process, including details of the calculation of capital adequacy under the new "Basel II" framework will be included in the bank's second quarter 2008 report to shareholders.

Dividends

During the second quarter of 2008, the bank declared and paid C$65 million in dividends on HSBC Bank
Canada
 common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 30 September 2008, for shareholders of record on 15 September 2008.

Accounting policies adopted in 2008

Effective 1 January 2008, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards requiring additional disclosures particularly relating to the management of risk associated with Capital and Financial Instruments. There was no impact on the results for the first half of 2008 arising from the adoption of these new presentation and disclosure standards, which will be reflected in HSBC Bank
Canada
's second quarter 2008 report to shareholders. Certain prior period amounts have been reclassified to conform to the current year's presentation.

About HSBC Bank
Canada

HSBC Bank
Canada
, a subsidiary of HSBC Holdings plc, has more than 180 offices. With around 10,000 offices in 83 countries and territories and assets of US$2,354 billion at 31 December 2007, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank
Canada
 and its products and services.

Media enquiries to:
Ernest Yee	+1 604-641-2973
Sharon Wilks	+1 416-868-3878

Copies of HSBC Bank
Canada
's second quarter 2008 report will be sent to shareholders in August 2008.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank
Canada
. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank
Canada
 operates.
Canada
 has an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of Canadian non-bank sponsored Asset Backed Commercial Paper. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

HSBC Bank Canada	Summary

Figures in C$ millions	Quarter ended			Half-year ended
(except per share amounts)	30 June	31 March	30 June	30 June	30 June
	2008	2008	2007	2008	2007

Earnings
Net income attributable to common shares	142	155	135	297	274
Basic earnings per share (C$)	0.28	0.31	0.28	0.59	0.56
Performance ratios (%) *
Return on average common equity	18.9	21.2	20.7	19.9	21.4
Return on average assets	0.83	0.92	0.86	0.88	0.89
Net interest margin *	2.03	2.08	2.29	2.06	2.29
Cost efficiency ratio **	52.7	48.7	51.2	50.7	51.7
Non-interest revenue: total revenue ratio	39.7	42.4	36.6	41.1	37.6

Credit information
Gross impaired credit exposures	290	314	195
Allowance for credit losses
- Balance at end of period	365	370	323
- As a percentage of gross impaired credit exposures	126%	118%	166%
- As a percentage of gross loans and acceptances	0.78%	0.81%	0.74%

Average balances *
Assets	68,471	67,897	63,286	68,184	61,979
Loans	39,942	38,850	37,067	39,396	36,534
Deposits	51,830	50,972	46,691	51,401	46,275
Common equity	3,038	2,964	2,618	3,001	2,588

Capital ratios (%) ***
Tier 1	9.3	9.1	8.8
Total capital	11.5	11.3	11.5

Total assets under administration
Funds under management	27,118	26,283	25,795
Custody accounts	10,699	11,006	9,012
Total assets under administration	37,817	37,289	34,807

* Net interest margin is net interest income divided by average interest earning assets for the period.
** The cost efficiency ratio is defined as non-interest expenses divided by total revenue.
***  The capital ratios for the quarters ended 30 June 2008 and 31 March 2008 have been calculated in accordance with the new
Basel
 II capital adequacy framework, while those for the previous period were ca lculated in accordance with the
previous
Basel
 I framework.

HSBC Bank Canada	Consolidated Statement of Income (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June	30 June	30 June
(except per share amounts)	2008	2008	2007	2008	2007

Interest and dividend income
Loans	602	642	616	1,244	1,213
Securities	65	73	71	138	129
Deposits with regulated financial institutions	21	36	62	57	121
	688	751	749	1,439	1,463

Interest expense
Deposits	382	443	431	825	844
Debentures	10	10	11	20	18
	392	453	442	845	862

Net interest income	296	298	307	594	601

Non-interest revenue
Deposit and payment service charges	28	27	25	55	48
Credit fees	30	31	28	61	55
Capital market fees	27	22	29	49	61
Investment administration fees	35	33	33	68	63
Foreign exchange	11	10	9	21	18
Trade finance	6	5	6	11	12
Trading revenue	19	51	16	70	30
Gains on available-for-sale securities	2	-	9	2	26
Gains on other securities	1	1	1	2	9
Securitisation income	21	27	9	48	19
Other	15	12	12	27	21
	195	219	177	414	362

Total revenue	491	517	484	1,008	963

Non-interest expenses
Salaries and employee benefits	143	142	139	285	282
Premises and equipment	38	35	32	73	63
Other	78	75	77	153	153
	259	252	248	511	498

Net operating income before provision for credit losses	232	265	236	497	465

Provision for credit losses	25	25	12	50	22

Income before taxes and non-controlling
interest in income of trust	207	240	224	447	443
Provision for income taxes	53	75	77	128	147
Non-controlling interest in income of trust	7	6	7	13	13
Net income	147	159	140	306	283
Preferred share dividends	5	4	5	9	9
Net income attributable to common shares	142	155	135	297	274

Average common shares outstanding (000)	498,668	498,668	488,668	498,668	488,668
Basic earnings per share (C$)	0.28	0.31	0.28	0.59	0.56

HSBC Bank Canada	Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 30 June 2008	At 31 December 2007	At 30 June 2007

Assets
Cash and non-interest bearing deposits with banks	527	510	448
Interest bearing deposits with regulated financial institutions	2,296	3,063	4,403
	2,823	3,573	4,851

Available-for-sale securities	6,817	5,639	6,024
Trading securities	1,408	1,227	1,891
Other securities	48	60	53
	8,273	6,926	7,968

Securities purchased under
reverse repurchase agreements	6,970	6,122	2,794

Loans
- Businesses and government	21,930	21,322	19,197
- Residential mortgage	12,454	12,920	14,367
- Consumer	6,470	4,826	4,236
- Allowance for credit losses	(365)	(353)	(323)
	40,489	38,715	37,477

Customers ' liability under acceptances	5,740	5,727	5,644
Derivatives	579	623	535
Land, buildings and equipment	155	149	130
Other assets	2,357	1,096	1,766
	8,831	7,595	8,075
Total assets	67,386	62,931	61,165

Liabilities and shareholders ' equity
Deposits
- Regulated financial institutions	1,439	1,535	2,087
- Individuals	19,464	18,291	17,010
- Businesses and governments	30,347	29,051	27,068
	51,250	48,877	46,165

Acceptances	5,740	5,727	5,644
Assets sold under repurchase agreements	372	320	95
Derivatives	591	649	675
Securities sold short	818	623	1,506
Other liabilities	3,967	2,256	2,811
Non-controlling interest in trust and subsidiary	430	430	430
	11,918	10,005	11,161

Subordinated debentures	802	801	836

Shareholders ' equity
- Preferred shares	350	350	350
- Common shares	1,225	1,225	1,125
- Contributed surplus	208	206	204
- Retained earnings	1,629	1,462	1,336
- Accumulated other comprehensive income	4	5	(12)
	3,416	3,248	3,003
Total liabilities and shareholders' equity	67,386	62,931	61,165

HSBC Bank Canada	Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Half-year ended
Figures in C$ millions	30 June	31 March	30 June	30 June	30 June
	2008	2008	2007	2008	2007

Cash flows provided by/(used in):
- operating activities	562	264	389	826	855
- financing activities	850	1,437	62	2,287	2,086
- investing activities	(1,406)	(1,691)	(462)	(3,097)	(2,869)

Increase (decrease) in cash and cash equivalents	6	10	(11)	16	(72)
Cash and cash equivalents, beginning of period	494	484	430	484	347
Cash and cash equivalents, end of period	500	494	419	500	419

Represented by:
- Cash resources per balance sheet	527	520	448
- less non-operating deposits*	(27)	(26)	(29)
- Cash and cash equivalents, end of period	500	494	419

* Non-operating deposits are comprised primarily of cash restricted for recourse on securitisation transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 28, 2008